UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Geerlings and Wade Inc.
                                (Name of Issuer)


                     Common Stock Par Value $0.01 per Share
                         (Title of Class of Securities)


                                  368473 10 4
                                 (CUSIP Number)


________________________________________________________________________________
                                  Gordon Romer
                                10 Hillcrest Road
                                Tiburon, CA 94920
                                  415 435-9561
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


________________________________________________________________________________
                                 August 28, 2002
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         Gordon Romer

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)                            PF

________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization            California

________________________________________________________________________________
               7.   Sole Voting Power                         233,900
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power                             0
 OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power                    233,900
   PERSON
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power                        0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         233,900
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)            6%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)                   IN

________________________________________________________________________________

________________________________________________________________________________
Item 1.  Security and Issuer.

     This statement is filed with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Geerlings & Wade, Inc., a Massachusetts corporation (the "Issuer"), and amends and restates the Schedule 13D filed September 13, 2001 (the "Schedule 13D"). The address of the Issuer's principal executive offices is 960 Turnpike Street, Canton, Massachusetts 02021.


________________________________________________________________________________
Item 2.  Identity and Background.

     This statement is filed by Gordon Romer, a California resident with an address of, 10 Hillcrest Road, Tiburon, CA 94920, as an Individual Investor. During the last five years, Mr. Romer has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     233,900 shares were purchased on the open market from July 2000 thru August 28, 2002 with personal funds. The amount of funds used to purchase such shares was $382,038.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Shares were acquired for investment purposes.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Romer beneficially owns 233,900 shares of Common Stock. Based on 3,870,113 shares of Common Stock outstanding, such shares would constitute approximately 6% of the Common Stock.

     (b) Mr. Romer has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.

     (c) The following transactions were effected by Mr. Romer since June 28, 2002:

                                                              Approximate Price
                                    Amount of                 per Share
                                    Shares                    (exclusive of
Date              Security          Purchased/(Sold)           commissions)
06/28/02          Common              2500                        $0.99
08/01/02          Common              5000                        $0.84
08/28/02          Common               100                        $0.51

     Each of these transactions was executed on the Nasdaq Small Cap System.

     Other than the transactions described above, no other transactions with respect to the Common Stock were effected by Mr. Romer since June 28, 2002.

     (d) No person other than Mr. Romer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

     (e) Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           None
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

           None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     January 23, 2003
                                                         (Date)


                                                      /s/ Gordon Romer
                                        ----------------------------------------
                                                       (Signature)


                                                         Gordon Romer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).